UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Telvent GIT, S.A.
(Name of Issuer)
Ordinary Shares, €3.00505 nominal value per share
(Title of Class of Securities)
E90215109
(CUSIP Number)
Ignacio Gonzalez Dominguez
Valgrande, 6
28108, Alcobendas, Madrid, Spain
(34) 902-33-55-99
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 1, 2011
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	E90215109	13D/A	Page	2	of	10	Pages

1	NAME OF REPORTING PERSONS Abengoa, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kingdom of Spain

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,637,664

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		13,637,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,637,664

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, CO

CUSIP No.	E90215109	13D/A	Page	3	of	10	Pages

1	NAME OF REPORTING PERSONS Telvent Corporation S.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kingdom of Spain

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,403,064

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,403,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,403,064

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	33.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	E90215109	13D/A	Page	4	of	10	Pages

1	NAME OF REPORTING PERSONS Siema AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,234,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,234,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,234,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, CO

CUSIP No.	E90215109	13D/A	Page	5	of	10	Pages
     This Fourth Amendment to Schedule 13D relates to and amends the Statement of Beneficial Ownership on Schedule 13D, initially filed on November 6, 2008 (the “Original Schedule 13D”), and as amended by Amendment No. 1 on June 12, 2009, Amendment No. 2 on September 23, 2009 and Amendment No. 3 on December 3, 2009 of Abengoa, S.A., a sociedad anonima organized under the laws of the Kingdom of Spain (“Abengoa”), Siema AG, a company organized under the laws of Switzerland (“Siema”), and Telvent Corporation, S.L., a sociedad limitada organized under the laws of Spain (“Telvent Corporation,” and together with Abengoa and Siema, each a “Reporting Person” and collectively, the “Reporting Persons”) with respect to the ordinary shares, nominal value € 3.00505 per share (the “Shares”), of Telvent GIT, S.A., a sociedad anonima organized under the laws of the Kingdom of Spain (“Telvent,” or the “Issuer”).
     Items 2, 4, 5, 6 and 7 are hereby supplemented and amended.
Item 2. Identity and Background
     Attached and incorporated herein by reference is Schedule A, which amends and restates certain information concerning the directors and executive officers of Abengoa, Siema, and Telvent Corporation.
Item 4. Purpose of Transaction
     Item 4 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
Irrevocable Undertaking Agreement
          On May 31, 2011 Schneider Electric S.A. (“Parent”), Schneider Electric España, S.A.U. (“Purchaser”) and Telvent entered into a Transaction Agreement (the “Transaction Agreement”). Pursuant to the terms of the Transaction Agreement, Purchaser will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding Shares of Telvent, at $40.00 per share in cash (the “Offer Price”), without interest thereon.
          In connection with the execution of the Transaction Agreement, the Reporting Persons entered into an Irrevocable Undertaking Agreement (the “Irrevocable Undertaking”) with Parent and Purchaser (collectively, the “Bidders” and, together with the Reporting Persons, the “Parties”), dated as of May 31, 2011. The Irrevocable Undertaking provides that, among other things, Abengoa will tender, or caused to be tendered, into the Offer, the 13,637,664 Shares of Telvent beneficially owned by Abengoa as of the date hereof, of which 11,403,064 are held by Telvent Corporation and 2,234,600 are held by Siema, as well as all Shares which may hereafter be issued to or otherwise acquired or owned by Abengoa prior to the termination of the Irrevocable Undertaking (collectively, the “Subject Securities”).
          Pursuant to the Irrevocable Undertaking, each Reporting Person has also agreed, except to the extent waived by the Parent, until the termination of the Irrevocable Undertaking, at any meeting of shareholders of Telvent, however called, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of Telvent is sought, to vote (and to cause each of its Affiliates to vote) the Subject Securities (to the extent the Subject Securities are not purchased in the Offer) as follows: (i) against any action, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Telvent under the Transaction Agreement or of any of the parties hereto under the Irrevocable Undertaking; and (ii) against the following actions (other than the transactions contemplated or permitted by the Transaction Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Telvent or any of its subsidiaries; (B) any sale, lease or transfer of a material amount of assets of Telvent or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Telvent or any of its subsidiaries; (D) any change in the majority of the Company Board; (E) any change in the present capitalization of Telvent or any amendment of the articles of association of Telvent; (F) any other material change in the corporate structure or business of Telvent; and (G) any other action, transaction or proposal involving Telvent or any of its subsidiaries that is intended or would reasonably be expected to (x) prevent, nullify, impede, interfere with, frustrate, delay, postpone, discourage or otherwise materially adversely affect the Offer, the Transaction Agreement, any of the transactions contemplated by the Transaction Agreement or the Irrevocable Undertaking or the contemplated economic benefits of any of the foregoing or (y) change in any manner the voting rights of any Subject Securities, provided that none of the foregoing shall prohibit any employee of a Reporting Person who is a director of Telvent from fulfilling its duties as a director of Telvent under provisions of Spanish law and in particular those related to the independence of directors and the fiduciary duties and duty of care of directors under Spanish Stock Corporation Law (Ley de Sociedades de Capital). Except as set forth above, each Reporting Person shall retain at all times the right to vote such Reporting Person’s Subject Securities in such Reporting Person’s sole discretion and without any other limitation on those matters other than those set forth above that are at any time or from time to time presented for consideration to Telvent’s stockholders to the extent that Telvent is entitled to so do or not prohibited from doing so under the Transaction Agreement.

CUSIP No.	E90215109	13D/A	Page	6	of	10	Pages
          In addition, subject to certain exceptions, each Reporting Person has agreed (i) not to, directly or indirectly, (A) transfer (which term shall include any sale, offer for sale, transfer, tender, assignment, gift, pledge, hypothecation or other disposition), or consent to or permit any such transfer of, any or all of the Subject Securities or any interest therein, or create or permit to exist any lien on any Subject Securities, other than any restrictions imposed by applicable law or pursuant to the Irrevocable Undertaking, (B) enter into any contract with respect to any transfer of such Subject Securities or any interest therein, (C) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Subject Securities, (D) deposit or permit the deposit of such Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Securities, or (E) take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or otherwise make any representation or warranty of each Reporting Person herein untrue or incorrect; and (ii) use its reasonable commericial efforts to take all actions reasonably required to (A) cause Telvent to perform its obligations under the Transaction Agreement and (B) not to cause Telvent to take any action that would be in violation of any provision of the Transaction Agreement.
          The Irrevocable Undertaking terminates upon the earliest to occur of (i) the mutual written consent of the Parties, (ii) the date of the settlement of the Offer, or (iii) the termination or expiration of the Offer, without any Shares being accepted for payment thereunder due to the failure of the conditions to the Offer to be satisfied.
          The description of the Irrevocable Undertaking in this Statement does not purport to be complete and is qualified in its entirety by reference to the Irrevocable Undertaking, a copy of which is filed as Exhibit 4.1 hereto, and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     (a) As of the date hereof, Abengoa beneficially owns 13,637,664 Shares, or 40.00% of Telvent’s outstanding Shares, of which 11,403,064 Shares or 33.45% of Telvent’s outstanding Shares are held by Telvent Corporation and 2,234,600 Shares or 6.55% of Telvent’s outstanding Shares are held by Siema.
     (b) Number of Shares to which such Reporting Persons have:
(i)	Sole power to vote or to direct the vote:

Abengoa, Telvent Corporation, and Siema have no power individually to vote or direct the vote of Shares.

(ii)	Shared power to vote or to direct the vote:

Abengoa and Telvent Corporation share voting power for 11,403,064 Shares. Abengoa and Siema Share voting power for 2,234,600 Shares.

(iii)	Sole power to dispose or to direct the disposition of Shares:

Abengoa, Telvent Corporation, and Siema have no power individually to dispose of or to direct the disposition of Shares.

(iv)	Shared power to dispose or to direct the disposition of Shares:

Abengoa and Telvent Corporation share dispositive power for 11,403,064 Shares. Abengoa and Siema share dispositive power for 2,234,600 Shares.
     (c) During the last sixty days there were no transaction in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule A.
     (d) Except as set forth in this Schedule 13D, including in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     See Item 4 above.
Item 7. Material to be Filed as Exhibits.

CUSIP No.	E90215109	13D/A	Page	7	of	10	Pages

Exhibit	Description
4.1	Irrevocable Undertaking Agreement, dated May 31, 2011, between Schneider Electric, SA and Schneider Electric España, S.A.U., as bidders, and Abengoa, S.A., Telvent Corporation S.L. and Siema AG, as sellers.

99.1	Joint Filing Agreement, dated June 1, 2011, Abengoa, S.A., Telvent Corporation S.L. and Siema AG, pursuant to Rule 13d-1(k)(1).

CUSIP No.	E90215109	13D/A	Page	8	of	10	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABENGOA, S.A.
Dated: June 1, 2011	By:	/s/ Miguel Angel Jiménez- Velasco Mazarío
		Name:	Miguel Angel Jiménez- Velasco Mazarío
		Title:	Attorney

TELVENT CORPORATION S.L.
Dated: June 1, 2011	By:	/s/ Miguel Angel Jiménez- Velasco Mazarío
		Name:	Miguel Angel Jiménez- Velasco Mazarío
		Title:	Chairman

Dated: June 1, 2011	By:	/s/ José Marcos
		Name:	José Marcos
		Title:	Director

Dated: June 1, 2011	By:	/s/ Juan Carlos Jiménez
		Name:	Juan Carlos Jiménez
		Title:	Director

SIEMA AG
Dated: June 1, 2011	By:	/s/ Miguel Angel Jiménez- Velasco Mazarío
		Name:	Miguel Angel Jiménez- Velasco Mazarío
		Title:	Chairman

Dated: June 1, 2011	By:	/s/ Juan Carlos Jiménez
		Name:	Juan Carlos Jiménez
		Title:	Director

CUSIP No.	E90215109	13D/A	Page	9	of	10	Pages
Schedule A
     Directors and Executive Officers of Abengoa, S.A. The name and present principal occupation or employment of each director and executive officer of Abengoa and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is c/o Abengoa, Campus Palmas Altas, C/ Energía Solar 1, 41014, Seville, Spain. As of June 2004, Inversión Corporativa owned an approximate 56.04% interest in Abengoa. Inversión Corporativa is a private corporation, which we believe has 315 shareholders, none of whom Telvent believes has a controlling interest. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Abengoa. All directors and executive officers listed below are citizens of Spain.

Present Principal
Name	Occupation or Employment
Felipe Benjumea Llorente	Director (Chairman of the Board) and Chief Executive Officer of Abengoa; Chairman of the Board of Directors of Inversion Corporativa IC, S.A. (holding company) and Director (Chairman, as Abengoa S.A., of the Foundation Focus-Abengoa).

Javier Benjumea Llorente	Director of Abengoa, S.A.; Director of Inversion Corporativa IC, S.A. (holding company), and Director of the Foundation Focus-Abengoa.

José Joaquín Abaurre Llorente	Director of Abengoa; Director of Inversion Corporativa IC, S.A. (holding company).

José Luis Aya Abaurre	Director of Abengoa; Director (Vice Chairman) of Inversion Corporativa IC, S.A. (holding company).

Aplicaciones Digitales, S.L.	Director of Abengoa. Aplicaciones is a Spanish limited liability company. José B. Terceiro Lombas, Aplicaciones’ sole manager, serves as its nominee. Mr. Lombas is the Deputy Vice Chairman of Abengoa; a Director of Telvent, as well as a Professor at the Complutense University (Madrid, Spain).

Manuel Sánchez Ortega	Chief Executive Officer and Director of Abengoa.

Alicia Velarde Valiente	Director of Abengoa.

Carlos Sebastián Gascón	Director of Abengoa.

Carlos Sundheim Losada	Director of Abengoa.

Daniel Villalba Vila	Director of Abengoa.

Fernando Solís Martínez-Campos	Director of Abengoa.

Ignacio Solís Guardiola	Director of Abengoa.

Maria Teresa Benjumea Llorente	Director of Abengoa.

Mercedes Gracia Díez	Director of Abengoa.

José Borrell Fontelles	Director of Abengoa.

Present Principal
Name	Occupation or Employment
Amando Sánchez Falcón	Chief Financial Officer of Abengoa.

Javier Salgado Leirado	Chief Executive Officer of Abengoa Bioenergy Corp. (a bioenergy company), a subsidiary of Abengoa.

Ignacio Gonzalez Dominguez	Director, Chairman and Chief Executive Officer of Telvent.

Santiago Seage Medela	Chairman of Abengoa Solar, S.A. a subsidiary (solar energy solutions provider) of Abengoa.

CUSIP No.	E90215109	13D/A	Page	10	of	10	Pages

Present Principal
Name	Occupation or Employment
Alfonso González Domínguez	President of Instalaciones Inabensa, S.A. (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energía, S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa.

Javier Molina Montes	President of Befesa Agua, S.A.U. (engineering and construction services provider), a subsidiary of Abengoa; President of Befesa Medio Ambiente, S.A. (an industrial waste service provider).
     Directors and Executive Officers of Siema AG. The name and present principal occupation or employment of each director and executive officer of Siema and certain other information are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Siema.

Present Principal
Occupation or
Name	Employment	Business Address	Citizenship
Miguel Angel Jiménez- Velasco Mazarío	Chairman	Valgrande, 6, Alcobendas, Madrid, Spain	Spain

Juan Carlos Jiménez	Director	Valgrande, 6, Alcobendas, Madrid, Spain	Spain

Suzanne Wettenschwiler	Director	Baarerstrasse 12, 6300 Zug. Switzerland	Switzerland

Roman Giger	Director	Baarerstrasse 12, 6300 Zug. Switzerland	Switzerland

Raoul Bussmann	Director	Baarerstrasse 12, 6300 Zug. Switzerland	Switzerland
     Directors and Executive Officers of Telvent Corporation, S.L. The name and present principal occupation or employment of each director and executive officer of Telvent Corporation and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is Avda. de la Buhaira, 2, 41018 Sevilla, Spain. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Telvent Corporation. All directors and executive officers listed below are citizens of Spain.

Present Principal
Name	Occupation or Employment
Miguel A. Jiménez-Velasco Mazarío	Chairman

Juan Carlos Jimenez Lora	Director

José Marcos Romero	Director